                                                FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-100480

PROSPECTUS

                               [CENTURYTEL LOGO]
                               OFFER TO EXCHANGE
        $500,000,000 REGISTERED 7.875% SENIOR NOTES, SERIES L, DUE 2012
                                      FOR
      ALL OUTSTANDING UNREGISTERED 7.875% SENIOR NOTES, SERIES L, DUE 2012

     We are offering to exchange 7.875% senior notes, Series L, due 2012 that we have registered under the Securities Act of 1933 for all of our outstanding 7.875% senior notes, Series L, due 2012. In this prospectus, we refer to our registered notes as the exchange notes and our outstanding senior notes as the outstanding notes. We refer to the exchange notes and the outstanding notes collectively as the notes, all of which are described further herein.

     - We hereby offer to exchange all outstanding notes that are validly tendered and not withdrawn for an equal principal amount of exchange notes which are registered under the Securities Act of 1933.

     - The exchange offer will expire at 5:00 p.m., New York City time, on March 13, 2003, unless extended.

     - You may withdraw tenders of your outstanding notes at any time before the exchange offer expires.

     - We will issue the exchange notes promptly after the exchange offer expires.

     - We believe that the exchange of outstanding notes for exchange notes will not be a taxable event for federal income tax purposes, but you should read "Certain U.S. Federal Income Tax Consequences" beginning on page 35 for more information.

     - We will not receive any proceeds from the exchange offer.

     - No public market currently exists for the exchange notes. We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

     OWNING THE EXCHANGE NOTES INVOLVES RISKS THAT WE DESCRIBE IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 13.
                             ----------------------
     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal described below states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."
                             ----------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE EXCHANGE NOTES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------
                The date of this prospectus is February 10, 2003

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CENTURYTEL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CENTURYTEL SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. YOU SHOULD ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS.

                             ----------------------

                               TABLE OF CONTENTS

Forward-Looking Statements..................................   ii
Where You Can Find More Information.........................   ii
Prospectus Summary..........................................    1
Risk Factors................................................   13
Use of Proceeds.............................................   17
Earnings Ratios.............................................   17
Capitalization..............................................   18
The Exchange Offer..........................................   20
Description of the Notes....................................   28
Certain United States Federal Income Tax Consequences.......   35
Plan of Distribution........................................   38
Legal Matters...............................................   39
Experts.....................................................   39

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this prospectus that are not historical facts are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Our actual results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to:

     - our ability to effectively manage our growth, including integrating newly acquired properties into our operations, hiring adequate numbers of qualified staff and successfully upgrading our billing and other information systems

     - the risks inherent in rapid technological change

     - the effects of ongoing changes in the regulation of the communications industry, including the final outcome of pending regulatory and judicial proceedings affecting communication companies generally

     - the effects of greater than anticipated competition in our markets

     - possible changes in the demand for, or pricing of, our products and services, including lower than anticipated demand for our newly offered products and services

     - our ability to successfully introduce new product or service offerings on a timely and cost-effective basis

     - the direct and indirect effects on our business resulting from the financial difficulties of other communications companies, including the effect on our ability to collect receivables from financially troubled carriers and our ability to access the capital markets on favorable terms, and

     - the effects of more general factors, such as changes in interest rates, in the capital markets, in general market or economic conditions or in legislation, regulation or public policy.

These factors, and others, are described in greater detail in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference in this prospectus. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of the document in which they appear. Except for our obligations to disclose material information under the federal securities laws, we undertake no obligation to update any of our forward-looking statements for any reason.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov. You may also obtain certain information about us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-4 and related exhibits with the SEC under the Securities Act. The registration statement may contain additional information that may be important to you. You may obtain a copy of the registration statement and exhibits from the SEC as indicated above.

     In this document, we "incorporate by reference" certain information that we file with the SEC, which means that we can disclose important information to you by referring to that information. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus. You should therefore read the information incorporated by reference in this prospectus with the same care you use when reading this prospectus. Certain information that we file later with the SEC will automatically update and supersede information incorporated by reference in this prospectus and information contained in this prospectus.

     We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

     - Annual Report on Form 10-K for the year ended December 31, 2001.

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002.

     - Current Reports on Form 8-K filed on January 31, 2002, February 1, 2002, March 22, 2002, April 25, 2002, April 29, 2002, May 3, 2002, June 28,
       2002, July 15, 2002, July 19, 2002, July 26, 2002, August 13, 2002 (two
       reports), August 14, 2002, August 22, 2002, October 8, 2002, October 25, 2002, January 13, 2003 and January 31, 2003.

     - All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.

     At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing us at 100 CenturyTel Drive, Monroe, Louisiana 71203, Attention: Harvey P. Perry, or by telephoning us at (318) 388-9000. In addition, so long as any notes remain outstanding as "restricted securities" within the meaning of Rule 144 under the Securities Act, we will make available to any holder of notes, upon request, at the same address and phone number, information as is necessary to permit sales pursuant to Rule 144 and Rule 144A under the Securities Act during any period in which we are not subject to Section 13 or 15(d) of the Exchange Act.

                               PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and is not intended to contain all of the information that may be important to you. You should read the entire prospectus and the documents to which we have referred you As used in this prospectus, the terms "CenturyTel," "we," "our' and "us" refer to CenturyTel, Inc., and not any of its subsidiaries (unless the context requires and except under the heading "CenturyTel" immediately below, where such terms refer to the consolidated operations of CenturyTel, Inc. and its subsidiaries).

                                   CENTURYTEL

     We are a regional integrated communications company. We are primarily engaged in providing local telephone communications services in 22 states. We also provide long distance, Internet, competitive local exchange, broadband data, security monitoring, and other communications and business information services. As described further below, we recently sold our wireless communications business. For the nine months ended September 30, 2002, local telephone services provided approximately 88% of our consolidated operating revenues from continuing operations.

     Our principal offices are located at 100 CenturyTel Drive, Monroe, Louisiana 71203, telephone number: (318) 388-9000.

OPERATIONS

     Telephone operations. Based on published sources, we believe that we are currently the eighth largest local exchange telephone company in the United States, measured by the number of telephone access lines served. At September 30, 2002, our telephone subsidiaries served over 2.4 million access lines in 22 states, primarily in rural, suburban and small urban communities. All of our access lines are served by digital switching technology, which in conjunction with other technologies allows us to offer additional premium services to our customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting.

     The following table sets forth information with respect to our access lines as of September 30, 2002:

                                                NUMBER OF      PERCENT OF
STATE                                          ACCESS LINES   ACCESS LINES
-----                                          ------------   ------------
Wisconsin....................................     494,707(1)      20.3%
Missouri.....................................     485,063(2)      19.9%
Alabama......................................     292,969         12.0%
Arkansas.....................................     269,708         11.1%
Washington...................................     189,415          7.8%
Michigan.....................................     115,531          4.7%
Louisiana....................................     104,689          4.3%
Colorado.....................................      97,090          4.0%
Ohio.........................................      84,481          3.5%
Oregon.......................................      77,303          3.2%
Montana......................................      66,044          2.7%
Texas........................................      49,602          2.0%
Minnesota....................................      31,111          1.3%
Tennessee....................................      27,606          1.1%
Mississippi..................................      24,212          1.0%
New Mexico...................................       6,547           --(3)
Idaho........................................       6,064           --(3)

                                                NUMBER OF      PERCENT OF
STATE                                          ACCESS LINES   ACCESS LINES
-----                                          ------------   ------------
Wyoming......................................       5,550           --(3)
Indiana......................................       5,470           --(3)
Iowa.........................................       2,079           --(3)
Arizona......................................       1,990           --(3)
Nevada.......................................         513           --(3)
                                                ---------         ----
                                                2,437,744          100%
                                                ---------         ----

---------------

(1) Approximately 61,930 of these lines are owned and operated by CenturyTel's 89%-owned affiliate.

(2) Approximately 130,870 of these lines are owned and operated by CenturyTel's 75.7%-owned affiliate.

(3) Represents less than 1%.
                             ----------------------

     Our telephone subsidiaries are installing fiber optic cable in certain of our high traffic markets and have provided alternative routing of telephone service over fiber optic cable networks in several strategic operating areas. At September 30, 2002, our telephone subsidiaries had approximately 13,800 miles of fiber optic cable in use.

     Other operations. We also provide long distance, Internet, competitive local exchange, broadband data, and security monitoring in certain local and regional markets, as well as certain printing and related business information services. At September 30, 2002, our long distance business served approximately 584,890 customers in certain of our markets, and we provided Internet access services to a total of approximately 171,900 customers, 129,800 of which received traditional dial-up Internet service and 42,100 of which received retail DSL services.

     In late 2000, we began offering competitive local exchange telephone services, coupled with long distance, Internet access and other services, to small to medium-sized businesses in Monroe and Shreveport, Louisiana, and in late 2001, we began offering similar services in Grand Rapids and Lansing, Michigan.

ACQUISITIONS AND DISPOSITIONS

     Wireline acquisitions. On July 1, 2002, we completed the purchase of assets comprising all of the local exchange telephone operations of Verizon Communications, Inc. ("Verizon") in the state of Alabama for approximately $1.022 billion in cash. The assets purchased include (i) all telephone access lines (which numbered nearly 300,000 at the time of purchase) and related property and equipment comprising Verizon's local exchange operations in 90 exchanges in predominantly rural markets throughout Alabama, (ii) Verizon's assets used to provide DSL and other high speed data services within the purchased exchanges and (iii) approximately 1,400 route miles of fiber optic cable within the purchased exchanges. The acquired assets do not include Verizon's wireless, long distance, dial-up Internet, or directory publishing operations, or rights under various Verizon contracts, including those relating to customer premise equipment. We did not assume any liabilities of Verizon other than (i) those associated with contracts, facilities and certain other assets transferred in connection with the purchase and (ii) certain employee-related liabilities, including liabilities for postretirement health benefits.

     On August 31, 2002, we completed the purchase of assets comprising all of Verizon's local exchange telephone operations in the state of Missouri for approximately $1.179 billion in cash. The assets purchased include (i) all telephone access lines (which numbered approximately 354,000 at the time of purchase) and related property and equipment comprising Verizon's local exchange operations in 98 exchanges in predominantly rural and suburban markets throughout Missouri, several of which are adjacent to properties that we have owned and operated since 2000, (ii) Verizon's assets used to provide DSL and other high speed data services within the purchased exchanges in Missouri and
(iii) an aggregate of approximately 1,400 route miles of fiber optic cable within the purchased exchanges in Missouri. Our agreement with Verizon relating to assets retained by Verizon and liabilities assumed by us in the transaction are the same as those described above for the Alabama purchase.

     Wireless operations divestiture. On August 1, 2002, we completed the sale of substantially all of our wireless operations to an affiliate of ALLTEL Corporation ("Alltel"). We received approximately $1.591 billion in connection with the transaction ($1.285 billion after tax). We retained a minority interest in one market, which Alltel has agreed to purchase from us for approximately $68 million, subject to several closing conditions. The parties are currently in discussions regarding whether these closing conditions have been met. No assurance can be given that this sale will occur.

     In connection with this transaction, we divested our (i) interests in our majority-owned and operated cellular systems, which at June 30, 2002 served approximately 783,000 customers and had access to approximately 7.8 million pops, (ii) minority cellular equity interests representing approximately 1.8 million pops at June 30, 2002, and (iii) licenses to provide Personal Communications Services covering approximately 1.3 million pops in Wisconsin and Iowa.

     Future acquisitions. We continually evaluate the possibility of acquiring additional communications assets in exchange for cash, securities or both, and at any given time may be engaged in discussions or negotiations regarding additional acquisitions. We generally do not announce our acquisitions until we have entered into a preliminary or definitive agreement. Over the past few years, the number and size of communications properties on the market has increased substantially. Although our primary focus will continue to be on acquiring interests near our properties or that serve a customer base large enough for us to operate efficiently, we may also acquire other communications interests and these acquisitions could have a material impact upon CenturyTel.
                             ----------------------

     When used in this prospectus, (1) the term "FCC" means the Federal Communications Commission, (2) the term "DSL" means digital subscriber lines, through which we provide high-speed Internet service, and (3) the term "pops," whenever used with respect to wireless operations, means the population of licensed markets (based on independent third-party population estimates) multiplied by our proportionate equity interests in the licensed operators of those markets.

                               THE EXCHANGE OFFER

Securities Offered............   We are offering to exchange the outstanding
                                 notes for the exchange notes in the aggregate principal amount of up to $500,000,000. The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the same indenture as the outstanding notes. The terms of the exchange notes and outstanding notes are identical in all material respects, except principally for certain provisions relating to additional interest and transfer restrictions.

The Exchange Offer............   The exchange notes are being offered in
                                 exchange for a like principal amount of
                                 outstanding notes. The outstanding notes may be exchanged only in integral multiples of $1,000.
                                 The issuance of the exchange notes is intended to satisfy our obligations contained in a registration rights agreement between us and the initial purchasers of the outstanding notes.

Resale of Exchange Notes......   Based on interpretive letters of the SEC staff
                                 to third parties, we believe that you may resell and transfer the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes without compliance with the registration and prospectus delivery provisions of the Securities Act if, among other things:

                                      - you are acquiring the exchange notes in
                                        the ordinary course of your business;

                                      - you have no arrangement or understanding
                                        with any person to participate in the
                                        distribution of the exchange notes;

                                      - you are not our affiliate (as defined in
                                        Rule 405 promulgated under the
                                        Securities Act); and

                                      - you are not engaged in, and do not
                                        intend to engage in, the distribution of the exchange notes.

                                 However, the SEC has not confirmed this
                                 treatment and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer.

                                 If you fail to satisfy any of these conditions, you will be subject to the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes.

                                 Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that it acquired as a result of market-making or other trading activities must deliver a prospectus in connection with any resale of the exchange notes and provide us with a signed acknowledgment of these obligations.

Expiration Date...............   The exchange offer expires at 5:00 p.m., New
                                 York City time, on March 13, 2003, or such later date and time to which it is extended by us in our sole discretion (the "expiration date").

Conditions to the Exchange
Offer.........................   Our obligation to consummate the exchange offer
                                 is subject to certain customary conditions. See
                                 "The Exchange Offer." We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of any such condition.

Withdrawal Right..............   Tenders may be withdrawn at any time prior to
                                 the expiration date. Any outstanding notes not accepted for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Procedure for Tendering
Outstanding Notes.............   We issued the outstanding notes as global
                                 securities in fully registered form without coupons. Beneficial interests in the outstanding notes which are held by direct or indirect participants in The Depository Trust
                                 Company ("DTC") through uncertificated
                                 depositary interests are shown on, and
                                 transfers of the outstanding notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.
                                 If you are a holder of an outstanding note held in the form of a book-entry interest and you wish to tender your outstanding notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent, on or prior to the expiration date:

                                      - a written or facsimile copy of a
                                        properly completed and executed letter
                                        of transmittal and all other required
                                        documents to the address set forth on
                                        the cover page of the letter of
                                        transmittal; or

                                      - a computer-generated message transmitted
                                        by means of DTC's Automated Tender Offer
                                        Program system and forming a part of a
                                        confirmation of book-entry transfer in
                                        which you acknowledge and agree to be
                                        bound by the terms of the letter of
                                        transmittal.

                                 The exchange agent must also receive on or prior to the expiration date:

                                      - a timely confirmation of book-entry
                                        transfer of your outstanding notes into
                                        the exchange agent's account at DTC, in
                                        accordance with the procedure for
                                        book-entry transfers described in this
                                        prospectus under "The Exchange Offer --
                                        Exchange Offer Procedures -- Book-Entry
                                        Transfer" or

                                      - the documents necessary for compliance
                                        with the guaranteed delivery procedures
                                        described in this prospectus under "The
                                        Exchange Offer -- Exchange Offer
                                        Procedures."

Use of Proceeds...............   We will not receive any cash proceeds from the
                                 issuance of the exchange notes pursuant to the exchange offer.

Exchange Agent................   Regions Bank is serving as the exchange agent
                                 in connection with the exchange offer.

United States Federal Income
Tax Consequences..............   The exchange of outstanding notes pursuant to
                                 the exchange offer should not be a taxable event for United States federal income tax purposes. See "Certain U.S. Federal Income Tax
                                 Considerations -- The Exchange Offer."

Effect on Holders of
Outstanding Notes.............   Upon acceptance for exchange of all validly
                                 tendered outstanding notes pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement between us and the initial purchasers of the outstanding notes and, accordingly, the holders of the outstanding notes will have no further registration or other rights under the registration rights agreement, except under certain limited circumstances. See "The
                                 Exchange Offer -- Terms of the Exchange."
                                 Holders of the outstanding notes who do not tender their outstanding notes in the exchange offer will continue to hold such outstanding notes and will be entitled to all rights and limitations thereto under the indenture. All untendered, and tendered but unaccepted, outstanding notes will continue to be subject to the restrictions on transfer provided for in such outstanding notes and the indenture. To the extent outstanding notes are tendered and accepted in the exchange offer, the trading market, if any, for the outstanding notes could be adversely affected. See "Risk
                                 Factors -- Risk Factors Relating to the
                                 Exchange Offer -- Outstanding notes not
                                 exchanged for exchange notes will continue to be subject to restrictions on transfer and may become less liquid."

                               THE EXCHANGE NOTES

Issuer........................   CenturyTel, Inc., a Louisiana corporation.

Notes Offered.................   $500 million aggregate principal amount of
                                 7.875% Senior Notes, Series L, due 2012.

Maturity......................   August 15, 2012.

Ranking.......................   The exchange notes will be our senior unsecured
                                 obligations. The exchange notes will rank senior to any of our future subordinated debt and equally in right of payment with all of our existing and future unsecured and unsubordinated debt. As of September 30, 2002, we had approximately $3.2 billion of unsecured and unsubordinated debt that would have ranked equally with the notes. We are a holding company and, therefore, the notes will be effectively subordinated to all existing and future obligations of our subsidiaries. As of September 30, 2002, the long-term debt of our subsidiaries was $517.3 million.

Certain Covenants.............   The indenture governing the notes contains
                                 covenants that, among other things, will limit our ability to:

                                      - incur, issue or create liens upon our
                                        property; and

                                      - consolidate with or merge into, or
                                        transfer or lease all or substantially
                                        all of our assets to, any other party.

                                 These covenants are subject to important exceptions and qualifications that are described under "Description of the Notes -- Merger and Consolidation" and "-- Limitations on Liens."

Interest......................   7.875% per year on the principal amount payable
                                 semi-annually in arrears on February 15 and August 15 of each year, beginning on February
                                 15, 2003.

Optional Redemption...........   We may redeem some or all of the notes at any
                                 time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount thereof and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed discounted to the redemption date at the then current Treasury Rate plus 35 basis points, together with, in either case, any accrued and unpaid interest to the date of redemption as described under "Description of the Notes -- Optional Redemption."

Form and Denomination.........   The exchange notes will be issued in
                                 denominations of $1,000 and any integral multiple of $1,000. The exchange notes will be represented by a single, permanent global note in fully-registered form without interest coupons. The global note will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC in New York, New York for the accounts of participants in DTC. Beneficial interests in any of the exchange notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances described in this prospectus.

Trading.......................   The exchange notes will not be listed on any
                                 securities exchange or included in any
                                 automated quotation system. The initial
                                 purchasers of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so and may discontinue any market-making activity with respect to the exchange notes at any time without notice.

                                  RISK FACTORS

     You should carefully consider all of the information contained or incorporated by reference in this prospectus as well as the specific factors under "Risk Factors" beginning on page 13.

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
               (DOLLARS, EXCEPT PER SHARE AMOUNTS, IN THOUSANDS)

     The summary consolidated financial information of CenturyTel set forth below has been derived from, and should be read in conjunction with, (i) our audited consolidated financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 incorporated by reference in this prospectus from our current report on Form 8-K dated March 19, 2002 and filed with the SEC on August 13, 2002, and (ii) our unaudited financial information as of and for the nine months ended September 30, 2001 and 2002 incorporated by reference in this prospectus from our quarterly report on Form 10-Q for the quarter ended September 30, 2002. Our operating results for the nine months ended September 30, 2001 and 2002 are not necessarily indicative of the results to be expected for any future periods. For additional information, see "-- Recent Developments."

                                                                             NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                   ------------------------------------   -----------------------
                                      1999         2000         2001         2001         2002
                                   ----------   ----------   ----------   ----------   ----------
                                                                                (UNAUDITED)
INCOME STATEMENT DATA:
Operating revenues:
  Telephone......................  $1,126,112   $1,253,969   $1,505,733   $1,116,880   $1,214,165
  Other..........................     128,288      148,388      173,771      127,945      171,952
                                   ----------   ----------   ----------   ----------   ----------
Total operating revenues.........   1,254,400    1,402,357    1,679,504    1,244,825    1,386,117
                                   ----------   ----------   ----------   ----------   ----------
Operating expenses:
  Cost of sales and operating
     expenses (exclusive of
     depreciation and
     amortization)...............     600,038      671,992      826,948      617,577      694,801
  Corporate overhead costs
     allocable to discontinued
     operations..................      19,416       21,411       20,213       14,876       11,275
  Depreciation and
     amortization................     280,223      322,817      407,038      302,863      293,745
                                   ----------   ----------   ----------   ----------   ----------
     Total operating expenses....     899,677    1,016,220    1,254,199      935,316      999,821
                                   ----------   ----------   ----------   ----------   ----------
Operating income.................     354,723      386,137      425,305      309,509      386,296
                                   ----------   ----------   ----------   ----------   ----------
Interest expense.................    (150,557)    (183,302)    (225,523)    (173,499)    (164,826)
Income from continuing
  operations, net of tax.........     135,520      124,229      144,146      107,489      146,684
Discontinued operations, net of
  tax............................     104,249      107,245      198,885      185,779      610,595
Net income.......................     239,769      231,474      343,031      293,268      757,279
Add: After-tax effect of goodwill
  amortization(1)................      41,814       46,555       56,266       42,208           --
Net income, as adjusted..........     281,583      278,029      399,297      335,476      757,279
Basic earnings per share:
  From continuing operations.....  $     0.97   $     0.88   $     1.02   $     0.76   $     1.04
  From continuing operations, as
     adjusted(1).................        1.20         1.15         1.35         1.01         1.04
  From discontinued operations...        0.75         0.77         1.41         1.32         4.32
  From discontinued operations,
     as adjusted(1)..............        0.83         0.84         1.48         1.37         4.32
  Basic earnings per share.......        1.72         1.65         2.43         2.08         5.36
  Basic earnings per share, as
     adjusted(1).................        2.03         1.98         2.83         2.38         5.36

                                                                             NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                   ------------------------------------   -----------------------
                                      1999         2000         2001         2001         2002
                                   ----------   ----------   ----------   ----------   ----------
                                                                                (UNAUDITED)
Diluted earnings per share:
  From continuing operations.....  $     0.96   $     0.88   $     1.01   $     0.76   $     1.03
  From continuing operations, as
     adjusted(1).................        1.18         1.13         1.34         1.00         1.03
  From discontinued operations...        0.74         0.76         1.40         1.31         4.28
  From discontinued operations,
     as adjusted(1)..............        0.81         0.83         1.47         1.36         4.28
  Diluted earnings per share.....        1.70         1.63         2.41         2.06         5.31
  Diluted earnings per share, as
     adjusted(1).................        1.99         1.96         2.81         2.36         5.31
OTHER FINANCIAL DATA:(2)
  Ratio of earnings from
  continuing operations to fixed
  charges and preferred stock
  dividends......................        2.45         2.07         2.00         1.95         2.34
Ratio of earnings from continuing
  operations, excluding
  nonrecurring items, to fixed
  charges and preferred stock
  dividends......................        2.39         2.12         1.89         1.79         2.47

                                                            AS OF DECEMBER 31,          AS OF
                                                          -----------------------   SEPTEMBER 30,
                                                             2000         2001          2002
                                                          ----------   ----------   -------------
                                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...............................  $   11,407   $    3,496    $  294,239
Net property, plant and equipment.......................   2,698,010    2,736,142     3,335,224
Assets held for sale....................................     902,133      845,428        11,796
Total assets............................................   6,393,290    6,318,684     8,065,375
Total debt (including short-term debt and current
  maturities of long-term debt).........................   3,472,954    3,096,334     3,678,477
Liabilities related to assets held for sale.............     152,332      148,870            --
Stockholders' equity....................................   2,032,079    2,337,380     3,063,923

                                                        AS OF DECEMBER 31,               AS OF
                                                ----------------------------------   SEPTEMBER 30,
                                                  1999        2000         2001          2002
                                                ---------   ---------    ---------   -------------
OPERATING DATA (UNAUDITED):
Local exchange access lines in service........  1,272,867   1,800,565(3) 1,797,643     2,437,744(4)
Long distance customers.......................    303,722     363,307      465,872       584,890

---------------

(1) This adjustment reflects the after-tax effect of eliminating goodwill amortization in accordance with Statement of Financial Accounting Standard No. 142 ("SFAS 142"), which provides that, effective January 1, 2002, goodwill is no longer subject to amortization.

(2) Calculated in the manner described in this prospectus under "Earnings
    Ratios."

(3) Reflects our purchase of over 490,000 telephone access lines during 2000.

(4) Reflects our purchase of over 650,000 telephone access lines during the third quarter of 2002.

                        SUMMARY PRO FORMA FINANCIAL DATA
               (DOLLARS, EXCEPT PER SHARE AMOUNTS, IN THOUSANDS)

     The following tables set forth summary unaudited consolidated condensed pro forma financial information for the year ended December 31, 2001 and as of and for the nine months ended September 30, 2002 that gives effect to our Verizon acquisitions and wireless operations divestiture completed in the third quarter of 2002. See "Prospectus Summary -- CenturyTel -- Acquisitions and Dispositions." This summary pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma consolidated condensed financial information, and the notes thereto, incorporated by reference in this prospectus from our current report on Form 8-K dated November 14, 2002 and filed with the SEC on January 13, 2003. Our wireless operations have been presented below as discontinued operations.

     We have prepared the pro forma financial information related to the Verizon acquisitions and the wireless divestiture based on various assumptions described in our current report on Form 8-K, including the assumption that each purchase and the divestiture occurred on January 1, 2001. As explained further in our current report on Form 8-K, the pro forma information does not give effect to any potential revenue enhancements, cost reductions or other operating efficiencies that could result from the Verizon acquisitions.

     We have presented this summary pro forma information for illustrative purposes only. This information may not be indicative of the operating results or financial position that would have occurred if such pending transactions actually occurred on the dates indicated above and in accordance with the other assumptions described in our current report on Form 8-K, nor is it necessarily indicative of our future operating results or financial position. See "Risk Factors."

                                                         YEAR ENDED DECEMBER 31, 2001
                                       ----------------------------------------------------------------
                                               AS REPORTED                   PRO FORMA (UNAUDITED)
                                       ----------------------------     -------------------------------
                                                        VERIZON           PRO FORMA         PRO FORMA
                                       CENTURYTEL   ACQUISITIONS(1)     ADJUSTMENTS(2)     CONSOLIDATED
                                       ----------   ---------------     --------------     ------------
INCOME STATEMENT DATA:
Operating revenues:
  Telephone..........................  $1,505,733      $552,127           $      --         $2,057,860
  Other..............................     173,771            --                  --            173,771
                                       ----------      --------           ---------         ----------
Total operating revenues.............   1,679,504       552,127                  --          2,231,631
                                       ----------      --------           ---------         ----------
Operating expenses:
  Cost of sales and operating
     expenses (exclusive of
     depreciation and
     amortization)...................     826,948       233,108              14,900          1,074,956
  Corporate overhead costs allocable
     to discontinued operations......      20,213            --                  --             20,213
  Depreciation and amortization......     407,038        81,498                  --            488,536
                                       ----------      --------           ---------         ----------
     Total operating expenses........   1,254,199       314,606              14,900          1,583,705
                                       ----------      --------           ---------         ----------
Operating income.....................     425,305       237,521             (14,900)           647,926
                                       ----------      --------           ---------         ----------
Interest expense.....................    (225,523)      (21,388)            (42,732)          (289,643)
Income from continuing operations,
  net of tax.........................     144,146       126,339             (34,579)           235,906
Discontinued operations, net of
  tax................................     198,885            --            (198,885)                --
Net income...........................     343,031       126,339            (233,464)           235,906
Basic earnings per share:
  From continuing operations.........        1.02                                                 1.67
  From continued operations, as
     adjusted(3).....................        1.35                                                 2.00
  From discontinued operations.......        1.41                                                   --
  From discontinued operations, as
     adjusted(3).....................        1.48                                                   --
  Basic earnings per share...........        2.43(4)                                              1.67
  Basic earnings per share, as
     adjusted(3).....................        2.83                                                 2.00

                                                         YEAR ENDED DECEMBER 31, 2001
                                       ----------------------------------------------------------------
                                               AS REPORTED                   PRO FORMA (UNAUDITED)
                                       ----------------------------     -------------------------------
                                                        VERIZON           PRO FORMA         PRO FORMA
                                       CENTURYTEL   ACQUISITIONS(1)     ADJUSTMENTS(2)     CONSOLIDATED
                                       ----------   ---------------     --------------     ------------
Diluted earnings per share:
  From continuing operations.........        1.01                                                 1.66
  From continuing operations, as
     adjusted(3).....................        1.34                                                 1.98
          From discontinued
            operations...............        1.40                                                   --
  From discontinued operations, as
     adjusted(3).....................        1.47                                                   --
          Diluted earnings per
            share....................        2.41(4)                                              1.66
  Diluted earnings per share, as
     adjusted(3).....................        2.81                                                 1.98
OTHER FINANCIAL DATA (UNAUDITED):
Ratio of earnings from continuing
  operations to fixed charges and
  preferred stock dividends(5).......        2.00                                                 2.31
Ratio of earnings from continuing
  operations, excluding nonrecurring
  items, to fixed charges and
  preferred stock dividends(5).......        1.89                                                 2.22

                                               NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)
                                       ----------------------------------------------------------------
                                              AS REPORTED(6)                       PRO FORMA
                                       ----------------------------     -------------------------------
                                                        VERIZON           PRO FORMA         PRO FORMA
                                       CENTURYTEL   ACQUISITIONS(1)     ADJUSTMENTS(2)     CONSOLIDATED
                                       ----------   ---------------     --------------     ------------
INCOME STATEMENT DATA:
Operating revenues Telephone.........  $1,214,165      $313,870           $      --         $1,528,035
  Other..............................     171,952            --                  --            171,952
                                       ----------      --------           ---------         ----------
     Total operating revenues........   1,386,117       313,870                  --          1,699,987
                                       ----------      --------           ---------         ----------
Operating expenses:
  Cost of sales and operating
     expenses (exclusive of
     depreciation and
     amortization)...................     694,801       127,217               8,428            830,446
  Corporate overhead costs allocable
     to discontinued operations......      11,275            --                  --             11,275
  Depreciation and amortization......     293,745        50,336                  --            344,081
                                       ----------      --------           ---------         ----------
     Total operating expenses........     999,821       177,553               8,428          1,185,802
                                       ----------      --------           ---------         ----------
Operating income.....................     386,296       136,317              (8,428)           514,185
Interest expense.....................    (164,826)       (9,615)            (27,321)          (201,762)
Income from continuing operations,
  net of tax.........................     146,684        77,651             (21,450)           202,885
Discontinued operations, net of
  tax................................     610,595            --            (610,595)                --
Net income...........................     757,279        77,651            (632,045)           202,885
Basic earnings per share:
  From continuing operations.........        1.04                                                 1.43
  From discontinued operations.......        4.32                                                   --
                                       ----------                                           ----------
                                             5.36(7)                                              1.43
                                       ----------                                           ----------
Diluted earnings per share:
  From continuing operations.........        1.03                                                 1.42
  From discontinued operations.......        4.28                                                   --
                                       ----------      --------           ---------         ----------
                                             5.31(7)                                              1.42
                                       ----------      --------           ---------         ----------

                                               NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)
                                       ----------------------------------------------------------------
                                              AS REPORTED(6)                       PRO FORMA
                                       ----------------------------     -------------------------------
                                                        VERIZON           PRO FORMA         PRO FORMA
                                       CENTURYTEL   ACQUISITIONS(1)     ADJUSTMENTS(2)     CONSOLIDATED
                                       ----------   ---------------     --------------     ------------
OTHER FINANCIAL DATA (UNAUDITED):
Ratio of earnings from continuing
  operations to fixed charges and
  preferred stock dividends(5).......        2.34                                                 2.54
Ratio of earnings from continuing
  operations, excluding nonrecurring
  items, to fixed charges and
  preferred stock dividends(5).......        2.47                                                 2.65

---------------

(1) These amounts are based on special purpose financial statements of the Verizon operations acquired in the third quarter of 2002. In connection with these special purpose financial statements, Verizon made numerous assumptions and allocations where specific data was not available pertaining to the acquired assets. Because of the significant amount of allocations and estimates used to prepare these special purpose financial statements and because we will operate these assets under a different operating and management structure, they may not reflect the financial position and results of operations of the properties after we acquire them.

(2) These amounts are based on our preliminary allocations of the aggregate Verizon purchase price in both acquisitions to the Verizon assets acquired. Our preliminary estimates of the fair value and useful lives of Verizon's non-current assets and liabilities are subject to change upon completion of our valuation analysis. To the extent that final allocations of the purchase price cause our annual depreciation and amortization expense to differ from that presented in the pro forma information, annual earnings per share will be affected by $.01 per share for every $2.4 million difference in annual depreciation and amortization expense. For more information, see "Risk Factors."

(3) As adjusted to reflect the after-tax effect of eliminating goodwill amortization in accordance with SFAS 142.

(4) Our basic earnings per share and diluted earnings per share for the year ended December 31, 2001 were $1.72 and $1.70, after eliminating the effect of nonrecurring net gains associated with our wireless operations.

(5) Calculated in the manner described in this prospectus under "Earnings
    Ratios."

(6) The amounts reflected under "CenturyTel" reflect the results of operations of the acquired Verizon Alabama properties since July 1, 2002 and the acquired Verizon Missouri properties since August 31, 2002. The amounts reflected under "Verizon Acquisitions" reflect the results of operations of the acquired Verizon Alabama properties for the six months ended June 30, 2002 and the results of operations of the acquired Verizon Missouri properties for the eight months ended August 31, 2002.

(7) Our basic earnings per share and diluted earnings per share for the nine months ended September 30, 2002 were $1.60 and $1.58, after eliminating the effect of nonrecurring net gains associated with our wireless operations. See footnote 6 for additional information.

                              RECENT DEVELOPMENTS

     On January 30, 2003, we announced the results of our operations for the quarter and year ended December 31, 2002. For more information, we refer you to our Current Report on Form 8-K dated January 30, 2003 and filed with the SEC on January 31, 2003, which is incorporated by reference herein.

                                  RISK FACTORS

     In connection with the exchange offer, you should carefully consider the following risk factors, as well as the other information contained or incorporated by reference in this prospectus.

RISK FACTORS RELATING TO CENTURYTEL

  WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS.

     Principally, as a result of our recent acquisitions, we have a substantial amount of indebtedness. See "Capitalization." This could hinder our ability to adjust to changing market and economic conditions, as well as our ability to access the capital markets to refinance maturing debt in the ordinary course. In connection with executing our business strategies, we are continuously evaluating the possibility of acquiring additional communications assets, and we may elect to finance acquisitions by incurring additional indebtedness. If we incur significant additional indebtedness, our credit ratings could be adversely affected. As a result, our borrowing costs could increase, our access to capital may be adversely affected and our ability to satisfy our obligations under the notes or our other indebtedness could be adversely affected.

  OUR OPERATIONS HAVE UNDERGONE MATERIAL CHANGES, AND OUR ACTUAL OPERATING RESULTS WILL DIFFER FROM THE RESULTS INDICATED IN OUR HISTORICAL AND PRO FORMA FINANCIAL STATEMENTS.

     As a result of our recently completed Verizon acquisitions and wireless divestiture, our mix of operating assets differs materially from those operations upon which our historical financial statements are based. Consequently, our historical financial statements may not be reliable as an indicator of future results. Moreover, the pro forma financial information summarized and incorporated by reference in this prospectus, while helpful in illustrating certain effects of our recently completed transactions and related financings, does not attempt to predict or suggest future operating results. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if such transactions had been consummated on the dates and in accordance with the assumptions described in such information, nor is it necessarily indicative of our future operating results or financial position.

     In particular, you should be aware that the pro forma information summarized and incorporated by reference in this prospectus reflects our preliminary allocations of the aggregate purchase price paid in the Verizon acquisitions to the Verizon assets acquired. Such preliminary allocations include the assumption that the fair value of property, plant and equipment will approximate the carrying value thereof on the applicable dates of acquisition and that the estimated useful lives of property, plant and equipment used by the Company are comparable to those used by Verizon. The preliminary estimates of the fair value of the noncurrent assets and liabilities are subject to change upon completion of our valuation analysis. To the extent that final allocations of the purchase price cause our annual depreciation and amortization expense to differ from that presented in the pro forma information, annual earnings per share will be affected by $.01 per share for every $2.4 million difference in annual depreciation and amortization expense. Thus, for example, if we ultimately allocate an additional $95.7 million of the aggregate purchase price to property, plant and equipment (representing a 15% increase in the amount that we have preliminarily allocated to such assets), our annual depreciation and amortization expense would increase by approximately $9.6 million (assuming a composite depreciation rate of 10%) and our annual earnings per share would decrease by approximately $.04 per share from the amounts presented in the pro forma information. For more information, see the notes to the pro forma information incorporated by reference herein.

  OUR FUTURE RESULTS WILL SUFFER IF WE DO NOT EFFECTIVELY MANAGE OUR GROWTH.

     We expect our future growth to come from acquiring additional telephone properties, expanding into new markets, providing service to new customers, increasing network usage and providing additional products and services. Our future growth depends, in part, upon our ability to:

     - upgrade our billing and other information systems

     - retain and attract technological, managerial and other key personnel to work at our Monroe, Louisiana headquarters and regional offices

     - effectively manage our day to day operations while attempting to execute our business strategy of expanding our wireline operations and our emerging businesses

     - realize the projected growth and revenue targets developed by management for our newly acquired and emerging businesses, and

     - continue to identify new acquisition opportunities that we can finance, complete and operate on attractive terms.

     Our rapid growth poses substantial challenges for us to integrate new operations into our existing business, to successfully monitor our operations, costs, regulatory compliance and service quality, and to maintain other necessary internal controls. If we are not able to meet these challenges effectively, our results of operations may be harmed.

  OUR INDUSTRY IS HIGHLY REGULATED, AND CONTINUES TO UNDERGO VARIOUS FUNDAMENTAL REGULATORY CHANGES.

     As a diversified full service incumbent local exchange carrier, or ILEC, we have traditionally been subject to significant regulation from federal, state and local authorities. This regulation restricts our ability to raise our rates and to compete, and imposes substantial compliance costs on us. In recent years, the communications industry has undergone various fundamental regulatory changes that have generally reduced the regulation of telephone companies and permitted competition in each segment of the telephone industry. These and subsequent changes could adversely affect us by reducing the fees that we are permitted to charge, altering our tariff structures, or otherwise changing the nature of our operations and competition in our industry. We are unable to predict the future actions of the various regulatory bodies that govern us, but such actions could materially affect our business.

  WE FACE COMPETITION, WHICH COULD ADVERSELY AFFECT US.

     As a result of various technological, regulatory and other changes, the telecommunications industry has become increasingly competitive, and we expect these trends to continue. The number of companies that have requested authorization to provide local exchange service in our markets has increased in recent years, and we anticipate that others will take similar action in the future. As an ILEC, our competitors include competitive local exchange carriers, or CLECs, and other providers (or potential providers) of communications services, such as Internet service providers, wireless telephone companies, satellite companies, alternate access providers, neighboring ILECs, long distance companies and cable companies that may provide services competitive with ours or services that we intend to introduce. We cannot assure you that we will be able to compete effectively with all of these industry participants.

     We expect competition to intensify as a result of new competitors and the development of new technologies, products and services. We cannot predict which future technologies, products or services will be important to maintain our competitive position or what funding will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on how well we market our products and services, and on our ability to anticipate and respond to various competitive factors affecting the industry, including a changing regulatory environment that may affect us differently from our competitors, new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

     Many of our current and potential competitors have market presence, engineering, technical and marketing capabilities and financial, personnel and other resources substantially greater than ours. In addition, some of our competitors can raise capital at a lower cost than we can, and have substantially stronger brand names. Consequently, some competitors may be able to charge lower prices for their products and services, to develop and expand their communications and network infrastructures more quickly, to adapt more swiftly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the marketing and sale of their products and services than we can.

     While we expect our telephone revenues to grow as the economy improves, our internal telephone revenue growth rate has slowed in recent years and may continue to slow during upcoming periods.

  WE COULD BE HARMED BY THE RECENT ADVERSE DEVELOPMENTS AFFECTING OTHER COMMUNICATIONS COMPANIES.

     Recently, WorldCom, Inc. and several other large communications companies have declared bankruptcy or suffered financial difficulties. Consequently, we recorded a provision for uncollectible receivables, primarily related to the bankruptcy of WorldCom, Inc., in the amount of $15.0 million in the second quarter of 2002. Continued weakness in the communications industry could have additional future adverse effects on us, including reducing our ability to collect receivables and to access the capital markets on favorable terms.

RISK FACTORS RELATING TO THE EXCHANGE OFFER

  OUTSTANDING NOTES NOT EXCHANGED FOR EXCHANGE NOTES WILL CONTINUE TO BE SUBJECT TO RESTRICTIONS ON TRANSFER AND MAY BECOME LESS LIQUID.

     Holders of outstanding notes who do not participate in the exchange offer will continue to be subject to the restrictions on transfer of their outstanding notes as set forth in the legend thereon. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the outstanding notes under the Securities Act.

     Because we anticipate that most holders of outstanding notes will elect to exchange their outstanding notes, we expect that the liquidity of the market for any outstanding notes remaining after the completion of the exchange offer may be substantially reduced and thereby adversely affected.

  RESTRICTIONS AND CONDITIONS MAY APPLY TO THE TRANSFER OF EXCHANGE NOTES UNDER CERTAIN CIRCUMSTANCES.

     Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in the distribution of such exchange notes. However, we do not intend to confirm this treatment with the SEC, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the exchange offer being made hereunder.

     Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, such holder (i) cannot rely on the applicable interpretations of the staff of the SEC and (ii) will be subject to the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

  YOUR OUTSTANDING NOTES MAY NOT BE ACCEPTED FOR EXCHANGE IF YOU FAIL TO TIMELY TRANSMIT A LETTER OF TRANSMITTAL IN ACCORDANCE WITH THE TERMS OF THE EXCHANGE OFFER.

     To participate in the exchange offer, holders of outstanding notes must transmit a properly completed letter of transmittal, including all other documents required thereby, to the exchange agent at one of the addresses set forth below on or prior to the expiration date. In addition, a holder must (i) timely furnish to the exchange agent either confirmation of a book-entry transfer of such outstanding notes into the exchange agent's account at the DTC pursuant to the procedure for book-entry transfer described herein or (ii) comply with the guaranteed delivery procedures described herein. See "The Exchange Offer."

RISK FACTORS RELATING TO THE EXCHANGE NOTES

  THE EXCHANGE NOTES WILL BE EFFECTIVELY SUBORDINATED TO THE DEBT OF OUR SUBSIDIARIES.

     As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the exchange notes. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the exchange notes or, subject to limited exceptions for tax-sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries' loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. As of December 31, 2001, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.8 billion. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of exchange notes to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of September 30, 2002, the long-term debt of our subsidiaries was $517.3 million.

  AN ACTIVE TRADING MARKET FOR THE EXCHANGE NOTES MAY NOT DEVELOP, AND THERE MAY BE RESTRICTIONS ON RESALE OF THE NOTES.

     Prior to this offering, there has been no trading market for the notes. We cannot assure you that an active trading market for the exchange notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their exchange notes or the price at which holders will be able to sell their exchange notes. Future trading prices of the notes will also depend on many other factors, including, among other things, prevailing interest rates, the market for similar securities, our performance and other factors. We do not intend to apply for listing of the exchange notes on any securities exchange or any automated quotation system.

  CHANGES IN OUR CREDIT RATING OR CHANGES IN THE CREDIT MARKETS COULD ADVERSELY AFFECT THE MARKET PRICE OF THE EXCHANGE NOTES.

     The market price for the exchange notes will be based on a number of factors, including:

     - our ratings with major credit rating agencies;

     - the prevailing interest rates being paid by other companies similar to us; and

     - the overall condition of the financial markets.

     The condition of the credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price and liquidity of the exchange notes.

     In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the communications industry as a whole and may change their credit rating for us based on their overall view of our industry. See "-- Risk Factors Relating to CenturyTel -- We could be harmed by the recent adverse developments affecting other communications companies." We cannot be sure that credit rating agencies will maintain their current ratings on the exchange notes. A negative change in our ratings could have an adverse effect on the price of the exchange notes.

                                USE OF PROCEEDS

     We will not receive any proceeds in connection with the exchange offer.

                                EARNINGS RATIOS

     Our unaudited ratio of earnings to fixed charges and preferred stock dividends was as indicated below for the periods indicated.

                                                 YEAR ENDED DECEMBER 31,        NINE MONTHS ENDED
                                             --------------------------------     SEPTEMBER 30,
                                             1997   1998   1999   2000   2001         2002
                                             ----   ----   ----   ----   ----   -----------------
Ratio of earnings to fixed charges and
  preferred stock dividends(1).............  7.80   3.25   3.75   3.07   3.40         7.66
Ratio of earnings, excluding non-recurring
  items(2), to fixed charges and preferred
  stock dividends..........................  4.87   2.95   3.45   3.01   2.57         3.15
Ratio of earnings from continuing
  operations to fixed charges and preferred
  stock dividends(1).......................  5.91   2.18   2.45   2.07   2.00         2.34
Ratio of earnings from continuing
  operations, excluding non-recurring
  items(3), to fixed charges and preferred
  stock dividends..........................  2.98   2.01   2.39   2.12   1.89         2.47

---------------

(1) For purposes of the chart above, "earnings" consist of income (or income from continuing operations, as applicable) before income taxes and fixed charges, and "fixed charges" include interest expense, including amortized debt issuance costs and preferred stock dividend costs of CenturyTel and its subsidiaries. No interest expense was allocated to discontinued operations for the computation of the ratios for continuing operations. We have assumed that our consolidated preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements. We computed those pre-tax earnings using actual tax rates for each period. The ratio of earnings to fixed charges and preferred stock dividends does not differ materially from the ratio of earnings to fixed charges for the periods indicated in the table above.

(2) Non-recurring items during the periods presented above primarily relate to gains on the sales of assets (which aggregated on a pre-tax basis $179.0 million in 1997, $49.9 million in 1998, $47.9 million in 1999, $20.6 million in 2000, $227.6 million in 2001 and $807.6 million for the nine months ended September 30, 2002) and other non-recurring charges and credits, including, but not limited to, (i) the write off of all costs expended to develop the wireless portion of the Company's new billing system currently in development (which aggregated $30.5 million pre-tax for the nine months ended September 30, 2002), (ii) a reserve for uncollectible receivables, primarily due to the bankruptcy of WorldCom, Inc. (which aggregated $15.0 million pre-tax for the nine months ended September 30, 2002), (iii) the write-down in the value of certain nonoperating assets or investments (which aggregated $25.5 million pre-tax in 2001), (iv) costs to defend an unsolicited takeover proposal (which aggregated $6.0 million pre-tax in 2001 and $3.0 million pre-tax for the nine months ended September 30, 2002), and
    (v) costs to settle interest rate hedge contracts (which aggregated $7.9 million pre-tax in 2000). We have included additional information on the calculation of the ratios appearing above in Exhibit 12.1 to the registration statement of which this prospectus forms a part.

(3) Non-recurring items from continuing operations during the periods presented above primarily relate to gains on the sales of assets (which aggregated on a pre-tax basis $179.0 million in 1997, $28.1 million in 1998, $11.3 million in 1999, $58.5 million in 2001 and $3.7 million for the nine months ended September 30, 2002) and other non-recurring charges and credits, including, but not limited to, (i) a reserve for uncollectible receivables, primarily due to the bankruptcy of WorldCom, Inc. (which aggregated $15.0 million pre-tax for the nine months ended September 30, 2002), (ii) the write-down in the value of certain nonoperating assets or investments (which aggregated $25.5 million pre-tax in 2001), (iii) costs to defend an unsolicited takeover proposal (which aggregated $6.0 million pre-tax in 2001 and $3.0 million pre-tax for the nine months ended September 30, 2002), and (iv) costs to settle interest rate hedge contracts (which aggregated $7.9 million pre-tax in 2000). We have included additional information on the calculation of the ratios appearing above in Exhibit 12.1 to the registration statement of which this prospectus forms a part.

                                 CAPITALIZATION
                             (DOLLARS IN THOUSANDS)

     The following table sets forth our consolidated capitalization as of September 30, 2002. The table reflects the effects of our acquisitions, divestiture and debt issuances during the third quarter of 2002. You should read the following table in conjunction with our consolidated financial statements and unaudited pro forma consolidated condensed financial information, and the notes thereto, incorporated by reference into this prospectus.

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                                 2002(1)
                                                              -------------
Cash and cash equivalents...................................   $  294,239
                                                               ==========
Short-term debt.............................................   $       --
                                                               ----------
Long-term debt
  CenturyTel, Inc.
     Senior notes and debentures 7.75% Series A, due
      2004..................................................       50,000
       8.25% Series B, due 2024.............................      100,000
       6.55% Series C, due 2005.............................       50,000
       7.20% Series D, due 2025.............................      100,000
       6.15% Series E, due 2005.............................      100,000
       6.30% Series F, due 2008.............................      240,000
       6.875% Series G, due 2028............................      425,000
       8.375% Series H, due 2010............................      500,000
       7.75% Series I, remarketable 2002....................      400,000(2)
       6.02% Series J, due 2007.............................      500,000
       4.75% Series K, due 2032.............................      165,000
       7.875% Series L, due 2012............................      500,000
       9.38% notes, due through 2003........................        2,800
       6.83%(3) Employee Stock Ownership Plan commitment,
        due in installments through 2004....................        1,750
       Fair value of derivative instruments related to
        Series H senior notes...............................       19,237
       Net unamortized premium and discounts................        7,251
       Other................................................          153
                                                               ----------
          Total CenturyTel, Inc.............................    3,161,191
Subsidiaries................................................      517,286
                                                               ----------
Total long-term debt........................................    3,678,477
Less: Current maturities....................................       28,431
                                                               ----------
Total long-term debt excluding current maturities...........    3,650,046
                                                               ----------

                                                                  AS OF
                                                              SEPTEMBER 30,
                                                                 2002(1)
                                                              -------------
Stockholders' equity
  Common stock, $1.00 par value, 350,000,000 shares
     authorized, 142,042,786 shares issued and
     outstanding............................................      142,043
     Paid-in capital........................................      515,593
     Accumulated other comprehensive income (loss), net of
      tax...................................................         (658)
     Retained earnings......................................    2,400,720
     Unearned ESOP shares...................................       (1,750)
     Preferred stock-non-redeemable.........................        7,975
                                                               ----------
     Total stockholders' equity.............................    3,063,923
                                                               ----------
     Total capitalization...................................   $6,742,400
                                                               ----------

---------------

(1) This table does not reflect transactions that occurred after September 30, 2002, including without limitation (i) our payment in December 2002 of $290 million of fourth quarter 2002 estimated tax payments, which included estimated taxes resulting from our wireless divestiture described further above in "Prospectus Summary", and (ii) the redemption of our Series I notes described in note 2 below. We funded our tax payment with borrowings under our credit facilities and our commercial paper program, and funded $195 million of our redemption payments with borrowings under our credit facilities and the remainder using cash on hand.

(2) These Series I notes were redeemed on October 15, 2002 at par value, plus payment of (i) accrued interest and (ii) a redemption premium of approximately $71.1 million. See note 1 above.

(3) Weighted average interest rate at September 30, 2002.

                               THE EXCHANGE OFFER

OVERVIEW

     Background. The outstanding notes were issued to the initial purchasers on August 26, 2002 (the "issue date") as part of a private offering. The outstanding notes were sold by the initial purchasers to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

     Registration Rights. We entered into a registration rights agreement with the initial purchasers, which we have filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following summary of the registration rights agreement does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, the registration rights agreement.

     In accordance with the registration rights agreement, we filed a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We agreed to use our reasonable best efforts to keep the exchange offer registration statement effective for not less than 20 business days (or a longer period if required by applicable law or extended by us, at our option) after the date notice of the registered exchange offer is mailed to the holders of the outstanding notes. The exchange notes will have terms substantially identical to the outstanding notes, except as otherwise indicated below.

     In addition, under the circumstances set forth below, we are required to use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the registration statement continuously effective, supplemented and amended as required to permit this prospectus to be usable by holders of outstanding notes for a period of two years after the issue date or, if earlier, when all of the outstanding notes covered by such shelf registration statement (i) have been sold pursuant to the shelf registration statement in accordance with the intended method of distribution thereunder, (ii) become eligible for resale pursuant to Rule 144(k) under the Securities Act, or (iii) cease to have registration rights under the registration rights agreement. These circumstances include:

     - Changes in law or applicable interpretations of the staff of the SEC preclude us from effecting a registered exchange offer;

     - For any other reason we do not consummate the registered exchange offer within 30 days after the effectiveness of the exchange offer registration statement;

     - Upon the request of an initial purchaser who holds outstanding notes within 60 days after the consummation of the exchange offer; or

     - Any other holder of outstanding notes notifies us within 20 business days following the consummation of the exchange offer that, based upon the advice of its counsel, it was not eligible to participate in the exchange offer or that it participated in the exchange offer but did not receive exchange notes which are freely tradeable without any limitations or restrictions under the Securities Act.

     If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes.

     Other General Matters. Each holder of outstanding notes who wishes to exchange outstanding notes for exchange notes hereunder will be required to make the following representations:

     - Any exchange notes will be acquired in the ordinary course of its business;

     - The holder will have no arrangements or understandings with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act;

     - The holder is not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of ours or an initial purchaser holding outstanding notes acquired by it and having the status of an unsold allotment in the initial offering and sale of the outstanding notes pursuant to the purchase agreement by and between us and the initial purchasers;

     - If the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes;

     - Each broker-dealer who receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes; and

     - The holder is not acting on behalf of any person who could not truthfully and completely make the foregoing representations.

TERMS OF THE EXCHANGE

     We hereby offer to exchange, upon the terms and subject to the conditions set forth herein and in the letter of transmittal, up to $500,000,000 principal amount of exchange notes for up to $500,000,000 principal amount of outstanding notes. The form and terms of the exchange notes are identical in all respects to the terms of the outstanding notes for which they may be exchanged pursuant to the exchange offer, except that (i) the interest on the exchange notes will accrue from the last date on which interest was paid or duly provided for on the outstanding notes or, if no such interest has been paid or duly provided for, from the issue date, (ii) provisions relating to an increase in the stated rate of interest thereon upon the occurrence of a registration default will be eliminated, and (iii) the transfer restrictions on the outstanding notes will be eliminated. The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture pursuant to which such outstanding notes were issued. See "Description of the Notes."

     Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such exchange notes are acquired in the ordinary course of such holder's business and such holder does not intend to participate in the distribution of such exchange notes. However, we do not intend to confirm this treatment with the SEC, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the exchange offer being made hereunder.

     Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes and has no arrangement or understanding to participate in a distribution of exchange notes. If any holder is an affiliate of the Company, is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, such holder (i) cannot rely on the applicable interpretations of the staff of the SEC and (ii) will be subject to the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each broker-dealer that owns outstanding notes that are acquired for its own account as a result of market-making activities or other trading activities and that receives exchange notes for its own account pursuant to the exchange offer may be an "underwriter" within the meaning of the Securities Act, and must acknowledge that it will deliver a prospectus, in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than outstanding notes acquired directly from us). We have agreed that, for a period of 180 days following the consummation of the exchange offer, we will use our best efforts to make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

     Tendering holders of outstanding notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the outstanding notes pursuant to the exchange offer.

     Interest on the exchange notes will accrue from the last date on which interest was paid or duly provided for on the outstanding notes or, if no such interest has been paid or duly provided for, from the issue date. Holders whose outstanding notes are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the exchange notes, such interest to be payable with the first interest payment on the exchange notes, but will not receive any payment in respect of interest on the outstanding notes accrued after the issuance of the exchange notes.

EXPIRATION DATE; EXTENSIONS; TERMINATION; AMENDMENTS

     The exchange offer expires on the expiration date. The term "expiration date" means 5:00 p.m., New York City time, on March 13, 2003, unless in our sole discretion we extend the period during which the exchange offer is open, in which event the term "expiration date" means the latest time and date on which such exchange offer, as so extended, expires. We will be entitled to close the exchange offer 20 business days after the commencement thereof, provided, however, that we have accepted all outstanding notes theretofore validly surrendered in accordance with the terms of the exchange offer. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date. We will notify Regions Bank (the "Exchange Agent") and each registered holder of the outstanding notes of any extension by press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date, unless otherwise required by applicable law or regulation. During any extension of the exchange offer, all outstanding notes previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

     We expressly reserve the right to (i) terminate the exchange offer and not accept for exchange any outstanding notes for any reason, including if any of the events set forth below under "-- Conditions to the Exchange Offer" have occurred and have not been waived by us and (ii) amend the terms of the exchange offer in any manner, whether before or after any tender of the outstanding notes. If any such termination or amendment occurs, we will notify the Exchange Agent in writing and will either issue a press release or give written notice to the holders of the outstanding notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m. New York City time, on the expiration date, we will exchange the exchange notes for the related outstanding notes promptly following the expiration date.

     If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of outstanding notes in the manner specified above the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the exchange offer will be extended until the expiration of such period of five business days, unless otherwise required by applicable law.

     This prospectus and the related letter of transmittal and other relevant materials will be mailed by us to record holders of outstanding notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of outstanding notes.

EXCHANGE OFFER PROCEDURES

     The tender of outstanding notes to us by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal. Because the outstanding notes were issued as global notes, this prospectus generally assumes that holders will tender their outstanding notes through book-entry transfer, although supplemental information regarding the delivery of certificated notes is also included in the unlikely event that the global notes are exchanged for certificated notes.

     General Procedures.  A holder of an outstanding note may tender the note by
(i) properly completing and signing the letter of transmittal or a facsimile thereof (it being understood that all references herein to the letter of transmittal will be deemed to include a facsimile thereof) and delivering it, together with a timely confirmation of a book-entry transfer pursuant to the procedure described below, to the Exchange Agent at its address set forth below under "-- Exchange Agent" or on prior to the expiration date or (ii) complying with the guaranteed delivery procedures described below.

     If tendered notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange therefor are to be issued (and any untendered outstanding notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm (an "Eligible Institution") that is a member of a recognized signature guarantee medallion program (an "Eligible Program") within the meaning of Rule 17Ad-15 under the Exchange Act. If any notes are to be delivered to an address other than that of the registered holder appearing on the note register for the outstanding notes, the signature on the letter of transmittal must be guaranteed by an Eligible Institution.

     Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender outstanding notes should contact such holder promptly and instruct such holder to tender outstanding notes on such beneficial owner's behalf. If such beneficial owner wishes to tender such outstanding notes himself, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering such outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in such beneficial owner's name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

     THE METHOD OF DELIVERY OF OUTSTANDING NOTES AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PROPER INSURANCE BE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

     Unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax, the Exchange Agent will withhold 30% of the gross proceeds otherwise payable to a holder pursuant to the exchange offer if the holder does not provide its taxpayer identification number (social security number of employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to us and the Exchange Agent.

     Book-Entry Transfer. The outstanding notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

     The Exchange Agent will establish an account with respect to the book-entry interests at DTC for purposes of the exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the Exchange Agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the Exchange Agent's account at DTC in accordance with DTC's procedures for transfer.

     If you hold your outstanding notes in the form of book-entry interests and you wish to tender your outstanding notes for exchange pursuant to the exchange offer, you must transmit to the Exchange Agent on or prior to the expiration date either: (i) a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the Exchange Agent at the address set forth below under "-- Exchange Agent" or (ii) a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the Exchange Agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

     In addition, in order to deliver outstanding notes held in the form of book-entry interests a holder must (i) timely furnish to the exchange agent a confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC prior to the expiration date or (ii) comply with the guaranteed delivery procedures described below.

     Guaranteed Delivery Procedures. If a holder desires to accept the exchange offer but is unable to deliver all required documentation or to obtain confirmation of a book-entry transfer before the expiration date, a tender may be effected if the Exchange Agent has received at the address specified below under "-- Exchange Agent" on or prior to the expiration date a letter or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the outstanding notes are registered and, if possible, the certificate number of the outstanding notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter or facsimile transmission by the Eligible Institution, the outstanding notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed letter of transmittal (and any other required documents). Unless outstanding notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a Notice of Guaranteed Delivery, which may be used by Eligible Institutions for the purposes described in this paragraph, are being delivered with this prospectus and the related letter of transmittal.

     Other Matters. A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed letter of transmittal accompanied by the outstanding notes or a timely book-entry confirmation is received by the Exchange Agent. Issuances of exchange notes in exchange for outstanding notes tendered pursuant to a Notice of Guaranteed Delivery or letter or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered notes or a timely book-entry confirmation.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of outstanding notes will be determined by us, whose determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders not in proper form or the acceptance of which, or exchange for which, may, in the opinion of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any of the conditions of the exchange offer or any defects or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions thereto) will be final and binding. No tender of outstanding notes will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such exchange notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

     - The party tendering outstanding notes for exchange (the "transferor") exchanges, assigns and transfers the outstanding notes to us and irrevocably constitutes and appoints the Exchange Agent as the transferor's agent and attorney-in-fact to cause the outstanding notes to be assigned, transferred and exchanged.

     - The transferor represents and warrants that it has full power and authority to tender, exchange, sell, assign and transfer the outstanding notes, and that, when they are accepted for exchange, we will acquire good, marketable and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions, changes and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us or the Exchange Agent to be necessary or desirable to complete the exchange, assignment and transfer of tendered outstanding notes. The transferor agrees that all authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such transferor.

     - If the transferor is not a broker-dealer, it represents that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. If the transferor is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes, it represents that the outstanding notes to be tendered were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes; however, by so acknowledging and by delivering a prospectus, the transferor will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

WITHDRAWAL RIGHTS

     Outstanding notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date.

     For a withdrawal to be effective, a written or facsimile transmission of such notice of withdrawal must be timely received by the Exchange Agent at its address set forth below under "-- Exchange Agent" on or prior to the expiration date. Any such notice of withdrawal must specify the person named in the letter of transmittal as having tendered outstanding notes to be withdrawn, the certificate numbers of outstanding notes to be withdrawn, the aggregate principal amount of outstanding notes to be withdrawn (which must be an authorized denomination), that such holder is withdrawing his election to have such outstanding notes exchanged, and the name of the registered holder of such outstanding notes, if different from that of the person who tendered such outstanding notes. Additionally, the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of outstanding notes tendered for the account of an Eligible Institution). The Exchange Agent will return any properly withdrawn certificated notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be final and binding on all parties.

     If outstanding notes have been tendered pursuant to the procedures for book entry transfer, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes, in which case a notice of withdrawal will be effective if delivered to the Exchange Agent by written or facsimile transmission.

     Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time on or prior to the expiration date by following any of the procedures described herein.

ACCEPTANCE OF OUTSTANDING NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of outstanding notes validly tendered and not withdrawn and the issuance of the exchange notes will be made promptly following the expiration date. For the purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered outstanding notes when, as and if we have given notice thereof to the Exchange Agent.

     The Exchange Agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving exchange notes from us and causing the outstanding notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of exchange notes to be issued in exchange for accepted outstanding notes will be made by the Exchange Agent promptly after acceptance of the tendered outstanding notes. Certificated notes not accepted for exchange by us will be returned without expense to the tendering holders or in the case of outstanding notes tendered by book-entry transfer into the Exchange Agent's account at DTC promptly following the expiration date or, if we terminate the exchange offer prior to the expiration date, promptly after the exchange offer is so terminated.

CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to issue exchange notes in respect of any properly tendered outstanding notes not previously accepted and may terminate the exchange offer (by oral or written notice to the Exchange Agent and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a press release) or, at our option, modify or otherwise amend the exchange offer, if (i) the exchange offer, or the making of any exchange by a holder of an outstanding note, would violate applicable law or any applicable interpretation of the staff of the SEC, (ii) an action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer, or (iii) the holders of outstanding notes fail to tender the outstanding notes to us in accordance with the exchange offer.

     The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances (including any action or inaction by us) giving rise to such condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

     Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

     In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding notes, if at such time any stop order shall be threatened or in effect with respect to (i) the registration statement of which this prospectus constitutes a part or (ii) the qualification under the Trust Indenture Act of 1939 (the "Trust Indenture Act") of the indenture pursuant to which such outstanding notes were issued.

EXCHANGE AGENT

     Regions Bank has been appointed as the Exchange Agent of the exchange offer. All executed letters of transmittal should be directed to the Exchange Agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                     By Mail/Registered or Certified Mail/
                       Hand Delivery/Overnight Delivery:
                    Regions Bank, Corporate Trust Department
                            2nd Floor, Regions Tower
                               60 Commerce Street
                              Montgomery, AL 36104
                            Attn: Robert B. Rinehart
                                Jo Ann Mayfield

                Via Facsimile (for eligible institutions only):
                                 (334) 230-6150

                             Confirm by telephone:
                                 (334) 230-6119

                             For Information Call:
                                 (334) 230-6119

     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH HEREIN, OR TRANSMISSIONS OF INSTRUCTIONS VIA FACSIMILE NUMBER OTHER THAN THE ONES SET FORTH HEREIN, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATIONS OF TENDERS; EXPENSES

     We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers. We will pay the expenses to be incurred in connection with the exchange offer, including the fees and expenses of the Exchange Agent and printing, accounting and legal fees.

ACCOUNTING TREATMENT

     The exchange notes will be recorded at the same carrying value as the outstanding notes, which is the principal amount as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized.

APPRAISAL RIGHTS

     Holders of outstanding notes will not have dissenters' rights or appraisal rights in connection with the exchange offer.

OTHER

     Participation in the exchange offer is voluntary and holders should carefully consider whether to accept. Holders of the outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     Upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of the outstanding notes who do not tender their certificates in the exchange offer will continue to hold such certificates and will be entitled to all the rights, and limitations applicable thereto, under the indenture pursuant to which the outstanding notes were issued, except for any rights under the registration rights agreement which terminate as a result of the making of this exchange offer. All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and the indenture. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market, if any, for the outstanding notes could be adversely affected. See "Risk Factors -- Risk Factors Relating to the Exchange Offer -- Outstanding notes not exchanged for exchange notes will continue to be subject to restrictions on transfer and may become less liquid."

     We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any outstanding notes that are not tendered in the exchange offer.

                            DESCRIPTION OF THE NOTES

     The outstanding notes were issued as a separate series of senior debt securities under an indenture, dated as of March 31, 1994, between us and Regions Bank (successor-in-interest to First American Bank and Trust of Louisiana and Regions Bank of Louisiana), as trustee (the "indenture"). As described under "The Exchange Offer -- Overview -- Registration Rights," we agreed to file the registration statement of which this prospectus forms a part to permit holders to exchange the outstanding notes for publicly registered exchange notes having substantially identical terms, except principally for certain provisions relating to additional interest and transfer restrictions. The outstanding notes and the exchange notes will constitute a single series of securities under the indenture and therefore will vote together as a single class for purposes of determining whether holders of the requisite percentage in aggregate principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the indenture.

     The following summary does not purport to be complete, and is subject to, and qualified in its entirety by reference to, all the provisions of the notes and the indenture. We urge you to read the notes and the indenture, which we have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part, because they, and not this description, define your rights as holders of the notes.

GENERAL

     The notes will be limited initially to $500 million aggregate principal amount, but we may "reopen" the series of notes at any time without the consent of the noteholders and issue additional debt securities with the same terms (except the issue price and issue date) that will constitute a single series with the notes. The notes will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiples of $1,000.

     The notes will mature on August 15, 2012, unless redeemed prior to that date, as described under "-- Optional Redemption." Interest on the notes generally accrues at the rate of 7.875% per year. As a result of delays in having our registration statement declared effective by the SEC, we incurred "penalty" interest that increased the annual interest rate payable on the notes from 7.875% to 8.125% between January 24, 2003 and February 9, 2003. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. We will pay interest on the notes semi-annually in arrears on February 15 and August 15 of each year, beginning on February 15, 2003, to the registered holders of the notes on the preceding February 1 and August 1, respectively.

     If any interest payment date, maturity date or redemption date falls on a day that is not a business day, the required payment of principal, premium, if any, and interest will be made on the next succeeding business day as if made on the date that the payment was due, and no interest will accrue on the amount so payable for the period from and after the interest payment date, maturity date or redemption date, as the case may be, to the date of that payment on the next succeeding business day.

     We do not intend to apply for the listing or quotation of the notes on any securities exchange or market.

RANKING

     The notes are our senior unsecured obligations. The notes rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. The indenture does not limit the aggregate principal amount of senior debt securities that we may issue thereunder. As of September 30, 2002, we had approximately $3.2 billion of unsecured and unsubordinated debt that would have ranked equally with the notes, including almost $3.1 billion aggregate principal amount of senior debt securities issued under the indenture.

     As a holding company, substantially all of our income and operating cash flow is dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, us. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of amounts owed under the notes. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the notes or, subject to limited exceptions for tax sharing purposes, to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. Certain of our subsidiaries' loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. At December 31, 2001, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $1.8 billion. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of notes to benefit indirectly therefrom) will be effectively subordinated to the claims of creditors of that subsidiary, including trade creditors. As of September 30, 2002, the long-term debt of our subsidiaries was $517.3 million.

OPTIONAL REDEMPTION

     The notes are redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes to be redeemed; and

     - the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 35 basis points.

In each case we will pay any accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

     "Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

     "Reference Treasury Dealer" means each of Banc of America Securities LLC, J.P. Morgan Securities Inc. and Wachovia Securities, Inc. and their respective successors, and one other firm that is a primary U.S. Government securities dealers (each, a "Primary Treasury Dealer") which we specify from time to time; provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

     Notice of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the notes to be redeemed at its registered address. The notice of redemption for the notes will state, among other things, the amount of notes to be redeemed, the redemption date, the redemption price and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date.

     If we choose to redeem less than all of the notes, we will notify the trustee at least 45 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of notes to be redeemed and the redemption date. The trustee will select by lot, or in such other manner it deems fair and appropriate, the notes to be redeemed in part.

     If we have given notice as provided in the indenture and funds for the redemption of any notes (or any portion thereof) called for redemption will have been made available on the redemption date referred to in such notice, those notes (or any portion thereof) will cease to bear interest on that redemption date and the only right of the holders of those notes will be to receive payment of the redemption price.

     The notes are not be subject to, and do not have the benefit of, a sinking fund.

MERGER AND CONSOLIDATION

     We may not consolidate or merge with or into, or sell or otherwise dispose of all or substantially all of our assets to, another corporation, unless (1) we agree to obtain a supplemental indenture pursuant to which the surviving entity or transferee agrees to assume our obligations under all outstanding senior debt securities, including the notes, issued under the indenture and (2) the surviving entity or transferee is organized under the laws of the United States, any state thereof or the District of Columbia.

LIMITATIONS ON LIENS

     The indenture provides that we will not, while any of the senior debt securities under the indenture remain outstanding (including the notes), create or suffer to exist any mortgage, lien, pledge, security interest or other encumbrance (which we collectively refer to below as liens) upon our property, whether now owned or hereafter acquired, unless we shall secure the senior debt securities then outstanding, including the notes, by such lien equally and ratably with all obligations and indebtedness thereby secured so long as such obligations and indebtedness remain so secured. Notwithstanding the foregoing, the indenture will not restrict us from creating or suffering to exist various types of liens permitted in the indenture, including the following:

     - liens upon property hereafter acquired by us or liens on such property at the time of the acquisition thereof, or conditional sales agreements or title retention agreements with respect to any such property;

     - liens on the stock of a corporation that, when such liens arise, concurrently becomes our subsidiary, or liens on all or substantially all of the assets of a corporation arising in connection with our purchase thereof;

     - liens for taxes and similar levies, deposits to secure performance or obligations under certain specified circumstances and laws, mechanics' liens and similar liens arising in the ordinary course of business, liens created by or resulting from legal proceedings being contested in good faith, certain specified zoning restrictions and other restrictions on the use of real property, interests of lessors in property subject to any capitalized lease, and certain other similar liens generally arising in the ordinary course of business;

     - liens existing on the date of the indenture; and

     - liens that replace, extend or renew any lien otherwise permitted under the indenture.

     The restrictions in the indenture described above would not protect the note holders in the event of a highly leveraged transaction in which unsecured indebtedness was incurred or in which the liens arising in connection therewith were freely permitted under the indenture, nor would it afford protection in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by our subsidiaries. In the event of one or more highly leveraged transactions in which we incurred secured indebtedness, however, these provisions would require the notes to be secured equally and ratably with such indebtedness, subject to the exceptions described above.

EVENTS OF DEFAULT

     The indenture provides that an Event of Default means that one or more of the following events has occurred and is continuing with respect to senior debt securities of a particular series outstanding under the indenture, including the notes:

     - failure for 30 business days to pay interest on the senior debt securities of that series when due;

     - failure to pay principal of (or premium, if any, on) the senior debt securities of that series when due (whether at maturity, upon redemption, by declaration or otherwise) or to make any sinking or analogous fund payment with respect to that series unless caused solely by a wire transfer malfunction or similar problem outside our control;

     - failure to observe or perform any other covenant of that series for 60 days after written notice is given to us by the trustee with respect thereto; or

     - certain events relating to bankruptcy, insolvency or reorganization.

     No Event of Default with respect to the senior debt securities of a particular series necessarily constitutes an Event of Default with respect to the senior debt securities of any other series issued under the indenture.

     If an Event of Default shall occur and be continuing with respect to any series and if it is known to the trustee, the trustee is required to mail to each holder of that series a notice of the Event of Default within 90 days of such default.

     Upon the occurrence of an Event of Default with respect to any series, the trustee or the holders of not less than 25% in aggregate outstanding principal amount of that series, by notice in writing to us (and to the trustee if given by such holders), may declare the principal of all senior debt securities of that series due and payable immediately, but the holders of a majority in aggregate outstanding principal amount of such series may rescind such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium, if any) has been deposited with the trustee before any judgment or decree for such payment has been obtained or entered.

     Holders of senior debt securities may not enforce the indenture except as provided therein. Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of the affected series, unless, among other things, the holders shall have offered the trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the indenture, the holders of a majority in aggregate principal amount of the senior debt securities of such series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to such series. The holders of a majority in aggregate principal amount of the then outstanding senior debt securities of any series affected by a default may, in certain cases, waive such default except a default in payment of principal of, or any premium, if any, or interest on, the debt securities of that series or a call for redemption of the debt securities of that series.

     We will be required to furnish to the trustee annually a statement regarding our performance of certain of our obligations under the indenture.

DISCHARGE AND DEFEASANCE

     We may discharge our obligations with respect to any series of our senior debt securities outstanding under the indenture, including the notes, subject to certain exceptions, if at any time:

          (1) we deliver to the trustee for cancellation all outstanding senior debt securities of that series and for which payment in moneys or U.S. government obligations has been deposited in trust by us, or

          (2) all outstanding senior debt securities of that series not previously delivered to the trustee for cancellation by us shall have become due and payable or are to become due and payable or called for redemption within one year and we have deposited with the trustee the entire amount in moneys or U.S. government obligations sufficient, without reinvestment, to pay at maturity or upon redemption the outstanding senior debt securities, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay or cause to be paid all other sums payable thereunder with respect to that series.

MODIFICATION OF THE INDENTURE

     The indenture contains provisions permitting us, when authorized by a board resolution, and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the senior debt securities of any series at the time outstanding and affected by such modification, including the notes, to modify the indenture or any supplemental indenture affecting that series. However, no such modification may:

          (1) extend the fixed maturity of any senior debt securities of any series, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon or reduce any premium payable upon the redemption thereof, without the consent of the holder of each debt security so affected, or

          (2) reduce the aforesaid percentage of senior debt securities, the holders of which are required to consent to any such supplemental indenture, without the consent of the holder of each senior debt security then outstanding and affected thereby.

     CenturyTel and the trustee may execute, without the consent of any holder of senior debt securities, including the notes, a supplemental indenture for certain other usual purposes, including the following:

     - creating a new series of senior debt securities;

     - evidencing the assumption by any successor to CenturyTel of our obligations under the indenture;

     - adding covenants to the indenture for the protection of the holders of senior debt securities;

     - curing any ambiguity or inconsistency in the indenture, or making other provisions as shall not adversely affect the interests of the holders of the senior debt securities of any series; or

     - changing or eliminating any provisions of the indenture provided that there is no outstanding senior debt security of any series created prior to such change that benefits therefrom.

FORM, REGISTRATION AND TRANSFER

     The outstanding notes have been and the exchange notes will be issued in fully registered form. The trustee will act as the registrar of the notes. No service charge will be made for any registration of transfer or exchange of notes, or issue of new notes in the event of a partial redemption, but we may generally require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

PAYMENT AND PAYING AGENTS

     Payment of principal of, or premium, if any, and interest on the notes will be made in U.S. dollars at the principal office of our paying agent or, at our option, by check in U.S. dollars mailed or delivered to the person in whose name such exchange note is registered. Subject to certain exceptions provided for in the indenture, payment of any installment of interest on the notes will be made to the person in whose name such exchange note is registered at the close of business on the record date established under the indenture for the payment of interest.

     The trustee acts as our sole paying agent and 1500 North 18th Street, Monroe, Louisiana, is designated as the agent's office for purposes of payments with respect to the notes. We may at any time designate additional paying agents or rescind the designation of any paying agents or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in the Borough of Manhattan, City and State of New York, or Monroe, Louisiana.

     Any money set aside by us for the payment of principal of, or premium, if any, or interest on any exchange note that remains unclaimed two years after such payment has become due and payable will be repaid to us on May 31 following the expiration of the two-year period and the holder of the exchange note may thereafter look only to us for payment thereof.

REPLACEMENT OF NOTES

     We will replace any note that becomes mutilated, destroyed, lost or stolen at the expense of the holder. The holder should deliver the note or satisfactory evidence of the destruction, loss or theft thereof to us and the trustee. An indemnity satisfactory to us and the trustee may be required before a replacement security will be issued.

CONCERNING THE TRUSTEE

     The trustee, prior to the occurrence of an Event of Default, undertakes to perform only such duties as are specifically set forth in the indenture and, after the occurrence of an Event of Default, will exercise the same degree of care as a prudent person would exercise in the conduct of such person's own affairs. Subject to such provision, the trustee is not required to exercise any of the rights or powers vested in it by the indenture at the request, order or direction of any note holders, unless offered reasonable security or indemnity by such holders against the costs, expenses and liabilities which might be incurred thereby. The trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the trustee reasonably believes that repayment of such funds or liability or adequate indemnity is not reasonably assured to it. We will pay the trustee reasonable compensation and reimburse it for reasonable expenses incurred in accordance with the indenture.

     The trustee may resign with respect to the notes and a successor trustee may be appointed to act with respect to the notes.

     Regions Bank is trustee under the indenture relating to our outstanding Series A, B, C, D, E, F, G, H, J, K and L senior debt securities. Regions Bank also serves as trustee for one of our employee benefit plans and provides revolving credit and other traditional banking services to CenturyTel.

GOVERNING LAW

     The notes and the indenture are governed by, and construed in accordance with, the laws of the State of Louisiana.

GLOBAL NOTES AND BOOK-ENTRY SYSTEM

     The exchange notes will be in book-entry form, will be represented by a single, permanent global certificate in fully registered form without interest coupons and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. or another nominee designated by DTC.

     We will issue exchange notes in certificated form (the "certificated notes") to DTC for owners of beneficial interests in a global note if:

     - DTC notifies us that it is unwilling or unable to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a "clearing agency" under the Exchange Act;

     - an Event of Default relating to the exchange notes occurs; or

     - we decide in our sole discretion to terminate the use of the book-entry system for the exchange notes through DTC.

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of The New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

     Purchases of global notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the global notes on DTC's records. The beneficial interest of each actual purchaser of each global note (a "Beneficial Owner") is in turn to be recorded on the records of the respective Direct Participant and Indirect Participant. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the global notes are to be effected by entries made on the books of Direct Participants and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in global notes, except in the event that use of the book-entry system for the global notes is discontinued.

     To facilitate subsequent transfers, all global notes deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or any other name as may be requested by an authorized representative of DTC. The deposit of global notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the global notes; DTC's records reflect only the identity of the Direct Participants to whose accounts those global notes are credited, which may or may not be the Beneficial Owners. The Direct Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Payments of the principal of, premium, if any, and interest and additional interest, if any, on the exchange notes represented by the global notes registered in the name of and held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owners and holder of the global notes.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. (or any other nominee of DTC) will consent or vote with respect to the global notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the global notes are credited on the record date (identified in a listing attached to the Omnibus Proxy). Principal, premium, if any, and interest payments in respect of the global notes will be made to Cede & Co. or any other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC's records. Payments by Direct Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of each such Direct or Indirect Participant and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal, premium, if any, and interest payments in respect of the global notes to Cede & Co. (or other nominee requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants will be the responsibility of DTC and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct Participants and Indirect Participants.

     The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to those persons may be limited. In addition, because DTC can act only on behalf of Direct Participants, which, in turn, act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing that interest.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following general discussion of certain U.S. federal income tax considerations relating to the exchange notes applies to you if you acquired the outstanding notes at the original issue price within the meaning of Section 1273 of the Internal Revenue Code of 1986 and hold or will hold the notes as a "capital asset" within the meaning of Section 1221 of the Code. This discussion is based on the Internal Revenue Code of 1986, Treasury Regulations promulgated thereunder, administrative positions of the Internal Revenue Service and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or to different interpretations.

     We have not sought a ruling from the IRS with respect to the U.S. federal income tax consequences of the exchange offer or the acquiring, holding or disposing of an exchange note. There can be no assurance that the IRS will not challenge one or more of the conclusions described herein.

     This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder's circumstances (such as a person subject to the alternative minimum tax provisions of the Code). In addition, it is not intended to be wholly applicable to all categories of investors, some of which (like dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding a note as part of a "straddle," hedge," conversion transaction" or other risk reduction transaction and persons who have a "functional currency" other than the U.S. dollar) may be subject to special rules.

     This discussion does not address any aspect of state, local or foreign law, or U.S. federal estate and gift tax law nor does it address exchange notes held through a partnership or other pass-through entity.

     WE ADVISE YOU TO CONSULT WITH YOUR TAX ADVISERS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF THE EXCHANGE NOTES IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES.

     The following general discussion is limited to certain United States federal income tax consequences to a holder of an exchange note that is a "U.S. Holder." For purposes of this discussion, a "U.S. Holder" is a beneficial owner of an exchange note that for U.S. federal income tax purposes is:

     - a citizen or resident of the Code of the United States;

     - a corporation (or an entity treated as a corporation) created or organized in or under the laws of the United States, any state or the District of Columbia;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

TAXATION OF STATED INTEREST ON THE EXCHANGE NOTES

     Generally, payments of stated interest on an exchange note will be includible in a holder's gross income and taxable as ordinary income for U.S. federal income tax purposes at the time such interest is paid or accrued in accordance with the holder's regular method of tax accounting.

SALE, EXCHANGE OR RETIREMENT OF AN EXCHANGE NOTE

     Each holder generally will recognize capital gain or loss upon a sale, exchange or retirement of an exchange note measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received (except to the extent that the cash or other property received in respect of an exchange note is attributable to the payment of accrued interest on the exchange note not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in the exchange note. The gain or loss will be long-term capital gain or loss if the exchange note has been held for more than one year at the time of the sale, exchange or retirement. A holder's initial basis in an exchange note generally will be the amount paid for the exchange note.

     Prospective investors will be aware that the resale of an exchange note may be affected by the "market discount" rules of the Code, under which a portion of any gain realized on the retirement or other disposition of an exchange note by a subsequent holder that acquires the exchange note at a market discount generally would be treated as ordinary income to the extent of the market discount that accrues while that holder holds the exchange note.

EXCHANGE OFFER

     Because the exchange notes should not differ materially in kind or extent from the outstanding notes, your exchange of outstanding notes for exchange notes should not constitute a taxable disposition of the outstanding notes for U.S. federal income tax purposes. As a result, you should not recognize taxable income, gain or loss on such exchange, your holding period for the exchange notes should generally include the holding period for the notes so exchanged, and your adjusted tax basis in the exchange notes should generally be the same as your adjusted tax basis in the notes so exchanged.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     A holder of an exchange note may be subject, under certain circumstances, to information reporting and "backup withholding" at a rate of 30% with respect to certain "reportable payments," including interest on or principal (and premium, if any) of a note and the gross proceeds from a disposition of an exchange note. The backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) fails to properly report the receipt of interest or dividends or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the holder is not subject to backup withholding. A holder who does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Backup withholding will not apply with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. We will report annually to the IRS and to each holder of an exchange note the amount of any "reportable payments" and the amount of tax withheld, if any, with respect to those payments.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or as a credit against that holder's U.S. federal income tax liability, provided the requisite procedures are followed.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of exchange notes received in exchange for outstanding notes that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

     Notwithstanding the foregoing, we are entitled under the registration rights agreement to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

     - the SEC or any state securities authority requests an amendment or supplement to this prospectus or the related registration statement or additional information;

     - the SEC or any state securities authority issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

     - we receive notification of the suspension of the qualification of the exchange notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

     - the suspension is required by law;

     - we determine that an amendment to the registration statement is appropriate; or

     - an event occurs or we discover any fact or condition that makes any statement in this prospectus untrue in any material respect or which constitutes an omission to state a material fact in this prospectus.

     If we suspend the use of this prospectus, the 180-day period referred to above will be extended by the number of days equal to the period of the suspension.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those exchange notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and will indemnify holders of the exchange notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act or contribute to payments that they may be required to make in request thereof.

                                 LEGAL MATTERS

     The validity of the exchange notes have been passed upon for CenturyTel by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of CenturyTel, Inc. and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, included in CenturyTel, Inc.'s current report on Form 8-K dated March 19, 2002 and filed with the SEC on August 13, 2002, have been incorporated by reference herein and in the Registration Statement, in reliance upon the reports of KPMG LLP, independent accountants, also incorporated by reference herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.

     The special purpose financial statements of Verizon's Alabama Operations and Verizon's Missouri Operations as of December 31, 2001, and for year then ended, included in CenturyTel, Inc.'s current report on Form 8-K dated August 1, 2002 filed on August 13, 2002, and August 31, 2002 and filed with the SEC on October 8, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated by reference herein. Such special-purpose financial statements have been incorporated by reference herein in reliance upon such reports given the authority of such firm as experts in accounting and auditing.

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                               [CENTURYTEL LOGO]

                               OFFER TO EXCHANGE
        $500,000,000 REGISTERED 7.875% SENIOR NOTES, SERIES L, DUE 2012
                                      FOR
      ALL OUTSTANDING UNREGISTERED 7.875% SENIOR NOTES, SERIES L, DUE 2012

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                               February 10, 2003

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